UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TREK RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

89475-10-0
(CUSIP Number)

Michael E. Montgomery
4925 Greenville Avenue, Suite 955
Dallas, Texas 75206
(214) 373-0318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William L. Boeing
Haynes and Boone, LLP
2505 N. Plano Road, Suite 4000
Richardson, Texas 75082
phone: (972) 680-7553
fax: (972) 692-9053

July 31, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [ ]

SCHEDULE 13D

CUSIP No. 89475-10-0

(1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
Michael E. Montgomery

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS:
PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)	SOLE VOTING POWER
20,927,940*

(8)	SHARED VOTING POWER
0

(9)	SOLE DISPOSITIVE POWER
20,927,940*

(10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,927,940*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.5%*

(14)	TYPE OF REPORTING PERSON
IN

* Includes (1) 10,462,992 shares of Common Stock owned of record by Mr. Montgomery, (2) 400,000 shares of Common Stock that may be purchased by Mr. Montgomery pursuant to employee stock options and (3) an additional 10,064,948 shares of Common Stock that Mr. Montgomery has the option to purchase at any time before September 1, 2002 and for which Mr. Montgomery holds an irrevocable voting proxy.

Item 1. Security and Issuer.

            This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Trek Resources, Inc. ("Trek"). Trek's principal executive offices are located at 4925 Greenville Avenue, Suite 955, Dallas, Texas 75206.

Item 2. Identity and Background.

            The name of the person filing this statement is Michael E. Montgomery ("Montgomery"). Montgomery is the President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Trek. The principal business address of both Montgomery and Trek is 4925 Greenville Avenue, Suite 955, Dallas, Texas 75206. Montgomery is a citizen of the United States of America.

            During the past five years, Montgomery has not been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

            The source of funds used for the purchase of the 10,425,002 shares of Common Stock reported herein and owned of record by Montgomery before the purchase of the Stock (defined below) was personal funds. The aggregate amount of funds used for such purchases was approximately $285,000.

The source of funds used for the purchase of the Stock was personal funds. The aggregate amount of funds used for such purchase was $37,989.73.

            The source of the funds that may be used for the purchase of shares of Common Stock that may be acquired pursuant to the Option (defined below) is personal funds. The aggregate amount of funds that may be used for such purchase is $820,760.

Item 4. Purpose of Transaction.

            As previously reported on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001 (the "Schedule 13G Filing"), Montgomery was the beneficial owner of an aggregate total of 20,727,940 shares of Common Stock. Mr. Montgomery purchased an additional 200,000 shares of Common Stock on June 21, 2002.

            On July 31, 2002, Montgomery purchased 37,990 shares of Common Stock (the "Stock") from James P. McGowen ("McGowen") for $1.00 per share. In connection with this purchase, McGowen granted Montgomery an option to buy the remaining 10,064,948 shares of Common Stock owned of record by McGowen at any time before September 1, 2002 for an aggregate total of $820,760, or approximately $.0815 per share (the "Option"). The Stock and the shares of Common Stock underlying the Option were also reported as beneficially owned by Mr. Montgomery in the Schedule 13G Filing, as Montgomery holds an irrevocable voting proxy for such shares of Common Stock.

            Since the acquisition of the Option constitutes an acquisition by Montgomery of the beneficial ownership of an additional two percent (2%) or more of the outstanding Common Stock, Montgomery is filing this Schedule 13D to restate his Common Stock holdings previously reported in the Schedule 13G Filing, to report his purchase of 200,000 shares of Common Stock on June 21, 2002, to report the purchase of the Stock and to report the beneficial ownership of Common Stock resulting from his acquisition of the Option.

            The shares of Common Stock beneficially owned by Montgomery were acquired for investment purposes. However, Montgomery intends to monitor his interests in Trek on an ongoing basis and to take such measures as he deems appropriate from time to time in furtherance of such interests. Montgomery may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by him, discuss Trek's business, operations, or other affairs with Trek's board of directors, shareholders or others or take such other actions as Montgomery may deem appropriate.

            Montgomery believes that it would be desirable for Trek to explore the possibility of pursuing strategic alternatives that may enhance shareholder value. Such alternatives could involve, without limitation, the merger or consolidation of Trek with or into another entity, a sale of all or a material portion of Trek's assets, a restructuring of Trek's outstanding equity and indebtedness or the purchase by Trek of entities operating in similar business lines or the assets of such entities.

            McGowen has agreed to resign as a director of Trek if Montgomery elects to exercise the Option. Except as described herein, Montgomery has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D. Montgomery does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer.

(a)	Number of Securities Beneficially Owned: 20,927,940 shares of Common Stock* Percentage of Class: 58.5%*

(b)	Sole Voting Power: 20,927,940 shares of Common Stock*

Shared Voting Power: 0 shares of Common Stock

Sole Dispositive Power: 20,927,940 shares of Common Stock*

Shared Dispositive Power: 0 shares of Common Stock

(c)

In a private transaction conducted on July 31, 2002, Montgomery acquired 37,990 shares of Common Stock from McGowen for $37,989.78 and an option to purchase McGowen's remaining 10,064,948 shares of Common Stock for an aggregate total of $820,760 (or approximately $.0815 per share) at any time before September 1, 2002. Montgomery also purchased 200,000 shares of Common Stock on June 21, 2002 at $.0462 per share in a transaction effectuated by a broker in the over-the-counter securities market.

_________________________

*Includes (1) 10,462,992 shares of Common Stock owned of record by Mr. Montgomery, (2) 400,000 shares of Common Stock that may be purchased by Mr. Montgomery pursuant to employee stock options and (3) an additional 10,064,948 shares of Common Stock that Mr. Montgomery has the option to purchase at any time before September 1, 2002 and for which Mr. Montgomery holds an irrevocable voting proxy.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            As described in "Item 4 - Purpose of Transaction," Montgomery and McGowen are parties to a letter agreement, dated July 31, 2002, whereby McGowen sold the Stock to Montgomery and granted Montgomery the Option. Additionally, McGowen has granted Montgomery an irrevocable proxy to vote all shares of Common Stock owned of record by McGowen in Montgomery's sole discretion.

Item 7. Material to be Filed as Exhibits

Exhibit I - Letter agreement by and between Michael E. Montgomery and James P. McGowen, dated July 31, 2002.

Exhibit II - Irrevocable Proxy granted by James P. McGowen to Michael E. Montgomery, dated effective May 10, 2000.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael E. Montgomery
Michael E. Montgomery

 Date: July 31, 2002

EXHIBIT INDEX

Exhibit I -	Letter agreement by and between Michael E. Montgomery and James P. McGowen, dated July 31, 2002.

Exhibit II -	Irrevocable Proxy granted by James P. McGowen to Michael E. Montgomery, dated effective May 10, 2000.